December 23, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Mr. Howard Efron
Ms. Kristina Marrone
Mr. Ronald E. Alper
Mr. James Lopez

Re:	Bear Village, Inc.
Request for Qualification
Amendment No. 12 Comments Dated December 3, 2021
File No. 024-11359

Dear Ladies and Gentlemen:

Bear Village, Inc. is submitting this correspondence in response to your comments on Amendment No. 12 to the Form 1-A Offering Statement. Bear Village, Inc. Only presented one numbered comment was provided with 7 bullets. Bear Village has addressed each bullet with test contained within the offering and separate external correspondence, agreements and information supporting the statements which are included as notes to the offering.

Bullet 1 states:

•	“The project milestone disclosure on pages 17-20 assumes 100% raised when you have a $1 million minimum.”

The Offering Document has been adjusted to reflects a financial path forward based on the minimum raise amount of $1 million on Pages 24 and 25.

•	You state on page 10 that if you raise the minimum you will move forward with "traditional construction loans with an extended schedule." However, it is unclear on what basis you assume that (1) you will obtain over $22 million of condominium sales and (2) condominiums "will sell for an average $495,000,"

The Offering Document has added and clarified in the discussion of the Company’s Properties section of the offering which provides support for the estimate on Pages 24 and 25.

•	It is unclear on what basis you assume you will obtain over $28 million of construction financing and on what terms you would could obtain it,

The Offering Document has been amended to reference (Note 5 with the corresponding attachment) lender communications to support this assumption.

•	It is unclear for how much time raising just the minimum would "extend the schedule,"

The Offering Document is amended to identify a 15 to 18 month development delay as described on Page 24.

•	You present detailed facility features that "will" exist when it does not appear you have the loans or funding to acquire the land or start construction. For example, you state that the facilities "will be developed with many unique and entertaining features including amazing special effects features such as a talking rock wall, holograms of wildlife projected into several features and many others,"

The Offering Document has been modified on Pages 1 and 21 to “will be” rather than "is" .

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•	It is unclear if the individuals and companies identified on page 23 with which you have “teamed” or “partner[ed]” entered into binding agreements or consented to being named in the filing,

The Offering Document has been modified on Page 21 to reference communications and correspondence with service providers and potential partners reflecting a commitment to support the project. It should be noted that none of the listed service providers or potential partners have any reservations of being referenced in the Offering Documents due to business relationships that have existed for at least 7 years or longer with each firm. No construction partners are engaged pending the outcome of this offering.

•	You indicate that the Tennessee project will be the first in the event you raise the minimum, but the earnest money was paid for a Georgia location.

As indicated by the additional information, the Tennessee project has been further developed as reflected in the current amendment. To this day, Bear Village maintains a strong relationship with the land owners in TN and they are patiently waiting for the financing to be secured. The Tennessee project has been reviewed with modifications in zoning and other requirements.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer

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